UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Commission File No.: 333-40954

CUSIP No.: 141836-10-6

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-KSB FOR THE PERIOD ENDING December 31, 2006

PART I - REGISTRANT INFORMATION

CCI Group, Inc.

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Full Name of Registrant

8 Sayers Path, Wainscott, NY 11975

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Address of Principal Executive Offices

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Former Address

PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

<(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[x]

 <(b) The subject annual report will be filed on or before the 15th calendar day following the prescribed due date: and

<(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company is unable to complete its Form 10-KSB for the period ended December 31, 2006 within the applicable time period due to current liquidity constraints.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Fred W. Jackson, Jr. (646)-827-9733

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(Name)       (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

                                          [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will  be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X] Yes   [ ] No

The Company incurred significant expenses including interest and other associated with financing activities in the year ended December 31, 2005 of approximately $8,700,000. Similar expenses for the corresponding period ended December 31, 2006 were approximately $1,200,000. Net Loss from operations and Net loss applicable to Common Shareholders for the year ended December 31, 2006 are expected to be approximately $2,500,000 and $3,700,000 respectively compared to  $3,047,772 and $13,096,385 for the similar period ended 2005.

CCI Group, Inc.

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(Name of Registrant as specified in charter)

April 2, 2007              /s/  Fred Jackson

                                       Fred Jackson

                                       President